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                            July 11, 2023

       Hui Chen
       Chief Executive Officer
       Quetta Acquisition Corporation
       1185 Avenue of the Americas, Suite 301
       New York, NY 10036

                                                        Re: Quetta Acquisition
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 14,
2023
                                                            CIK No. 0001978528

       Dear Hui Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted June 14, 2023

       Cover Page

   1. Please clarify that the public shareholders will not have the opportunity to vote if the sponsor extends the
period of time to consummate the business combination for up to 18 months.
 Hui Chen
FirstName  LastNameHui  Chen
Quetta Acquisition Corporation
Comapany
July       NameQuetta Acquisition Corporation
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
Risk Factors
The Excise Tax included in the Inflation Reduction Act of 2022 . . ., page 65

2. Please describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares in connection with a business combination such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax. General

3. Please update the disclosure to the most recent practicable date, including the disclosure
         related to Yotta Acquisition Corporation   s merger with NaturalShrimp
Incorporated.
       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Giovanni Caruso